Exhibit 99.1

Borr Drilling Limited – Increase in share capital

Borr Drilling Limited (the “Company”) (OSE, NYSE: BORR) has during the month of July 2023, issued and settled 1,293,955 new common shares at an average price of $7.528 per share  under the “at-the-market ("ATM”) program announced on July 6, 2021, under which the Company may offer and sell from time to time up to $40 million of its common shares to be listed on the New York Stock Exchange. The new shares are validly and legally issued and fully paid-up. Following such issuance, the Company has an issued share capital of $25,555,755.30 divided into 255,557,553 common shares with a par value of $0.10 per share.

Since the establishment of the ATM program through to July 31, 2023, the Company has sold shares raising $18.6 million in gross proceeds.

August 1, 2023
The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

The common shares were offered under the Company's registration statement on Form F-3 (333-254525) previously filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2021, subsequently declared effective by the SEC on March 31, 2021. The offering of the common shares is made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. Copies of the prospectus and prospectus supplement relating to the ATM offering  may be obtained by visiting EDGAR on the SEC’s website at www.sec.gov or from the offices of the Company at S. E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11 Bermuda, Attention: Investor Relations.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.